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December 7, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Brigitte Lippmann

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:                             Dayton Superior Corporation
Registration Statement on Form S-1
File No. 333-137785

Dear Ms. Lippmann:

                On behalf of our client, Dayton Superior Corporation, an Ohio corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company, as amended.

                Please do not hesitate to contact me at 212-906-1284 or my colleague, Michael Altschuler, at 212-906-1729 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Kirk A. Davenport II of Latham & Watkins LLP